UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,864,097
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,864,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,864,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.15%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 29,799,147 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 4,917,039 Shares issued and outstanding as of October 31, 2023, as disclosed to the Reporting Persons, (ii) an aggregate of 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital, and (iii) 17,845,069 Shares issuable to Acuitas Capital upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (assuming a conversion price equal to $0.90 per share, and without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,864,097
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,864,097
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,864,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.15%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 29,799,147 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 4,917,039 Shares issued and outstanding as of October 31, 2023, as disclosed to the Reporting Persons, (ii) an aggregate of 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital, and (iii) 17,845,069 Shares issuable to Acuitas Capital upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (assuming a conversion price equal to $0.90 per share, and without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 4 Pages

AMENDMENT NO. 19 TO SCHEDULE 13D

This Amendment No. 19 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, and Amendment No. 18 to Schedule 13D filed on June 27, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“On October 31, 2023, the Company, certain of its subsidiaries, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and U.S. Bank Trust Company, National Association, entered into an amendment (the “Fifth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, among the parties, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022, and that certain Fourth Amendment made as of June 23, 2023 (the “Fourth Amendment”) (as amended prior to entering into the Fifth Amendment, the “Existing Keep Well Agreement” and, as amended by the Fifth Amendment, the “Keep Well Agreement”).

As of October 31, 2023, the aggregate principal amount borrowed by the Company under the Keep Well Agreement, plus all accrued and unpaid interest thereon, was approximately $23.0 million. The amounts borrowed under the Keep Well Agreement are evidenced by senior secured convertible notes (the “Keep Well Notes”). As previously disclosed, in accordance with the terms of the Existing Keep Well Agreement, Acuitas Capital delivered an aggregate of $6.0 million to the Company in June 2023 and September 2023, which funds were deposited into a segregated account (the funds so deposited, the “Escrowed Funds” and the account into which the proceeds are so deposited, the “Keep Well Escrow Account”). Pursuant to the Existing Keep Well Agreement, if the Company completed a Qualified Financing (as defined in the Existing Keep Well Agreement) on or prior to October 31, 2023, Acuitas Capital agreed to invest all of the Escrowed Funds (other than any accrued interest thereon) then on deposit in the Keep Well Escrow Account in the Qualified Financing on the same terms as all other investors in the Qualified Financing. If the Company did not complete a Qualified Financing on or prior to October 31, 2023, on such date, the Company was required to withdraw the Escrowed Funds (other than any accrued interest thereon) then on deposit in the Keep Well Escrow Account, and such withdrawal was to be treated as a sale by the Company to Acuitas Capital of a Keep Well Note with a principal amount equal to the amount withdrawn by the Company on such date and the Company would issue a warrant (each, a “Keep Well Warrant”) to Acuitas Capital in connection with such withdrawal. Under the Existing Keep Well Agreement, a “Qualified Financing” was generally defined as any financing in which the Company issues or sells any of its equity securities for cash to one or more third party investors resulting in gross proceeds to the Company of at least $10.0 million exclusive of any amount invested by Acuitas Capital in such financing.

In June 2023, the Company filed a registration statement on Form S-1 (File No. 333-273029) with the U.S. Securities Exchange Commission (the “SEC”) related to a potential public offering (the “Offering”) of the Company’s common stock, pre-funded warrants to purchase Shares (the “Public Pre-Funded Offering Warrants”) and warrants to purchase Shares (the “Public Offering Warrants”). As of the date hereof, that registration statement has not been declared effective by the SEC.

The following is a summary of the Fifth Amendment. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Fifth Amendment, which is attached hereto as Exhibit 99.22 and incorporated by reference herein.

Changes to Qualified Financing. Under the Fifth Amendment, the minimum amount to be raised in an equity financing for such financing to constitute a “Qualified Financing” was reduced from $10.0 million to $8.0 million, and the deadline by when a Qualified Financing must be completed before the Company is required to withdraw the Escrowed Funds was extended from October 31, 2023 to January 31, 2024.

Conversion of Keep Well Notes. Under the Fifth Amendment, if the Company completes a Qualified Financing, Acuitas Capital has agreed to convert into Shares the aggregate principal amount of the Keep Well Notes plus all accrued and unpaid interest thereon, minus (a) $7.0 million, minus (b) the principal amount of any Keep Well Notes purchased with funds from a segregated Keep Well Escrow Account prior to the closing of the offering, if any, in accordance with the terms (including the conversion price) of the Existing Keep Well Agreement and the Keep Well Notes (the “Notes Conversion”); provided that if the offering price per share at which the Shares and accompanying Public Offering Warrants are sold to the public in the Offering (the “Offering Price”) is less than the conversion price at which Keep Well Notes are converted, upon the effectiveness of the Stockholder Approval (as defined below): (1) the Company will issue to Acuitas Capital such additional Shares such that the total number of Shares issued in respect of the Notes Conversion plus such additional Shares would equal the number of shares that the Company would have issued in respect of the Notes Conversion if the Keep Well Notes converted in the Notes Conversion were converted at a conversion price equal to the Offering Price; and (2) the exercise price of the warrants issued to Acuitas Capital in connection with the Notes Conversion (the “Conversion Warrants”) would be reduced to the Offering Price and the number of Shares subject to the Conversion Warrants would be increased to the number of Shares that would have been subject to the Conversion Warrants if the Keep Well Notes were converted at a conversion price equal to the Offering Price.

Private Placement. In lieu of the provisions set forth in the Fourth Amendment concerning the investment of Escrowed Funds in the Offering, the Fifth Amendment provides that if the Offering constitutes a Qualified Financing, the Company and Acuitas Capital will immediately prior to, or simultaneously with the closing of the Offering, consummate a private placement (the “Private Placement”) of $11.0 million of unregistered pre-funded warrants to purchase Shares (the “Private Placement Pre-Funded Warrants”) and unregistered warrants to purchase Shares (the “Private Placement Warrants” and, together with the Private Placement Pre-Funded Warrants, the “Private Placement Securities”). The material terms of the Private Placement Securities will be substantially similar to the material terms of the Public Pre-Funded Offering Warrants and the Public Offering Warrants, except that the Private Placement Securities will have registration rights. The consideration for the Private Placement Securities purchased by Acuitas Capital will consist of (a) the Escrowed Funds then held in the Keep Well Escrow Account, and (b) a reduction of the aggregate amounts outstanding under the Keep Well Notes (after giving effect to the Notes Conversion) to $2.0 million (the “Surviving Notes”). Each Private Placement Pre-Funded Warrant will be sold together with two Private Placement Warrants, with each Private Placement Warrant exercisable for one Share.

Surviving Notes. Under the Fifth Amendment, the maturity date of the Surviving Notes was extended from September 30, 2024 to the date that is two years and six months after the closing date of the Offering, unless the Surviving Notes become due and payable in full earlier, whether by acceleration or otherwise. In addition, if the Offering Price is lower than $0.90, then, subject to the effectiveness of Stockholder Approval, the $0.90 floor on the conversion price of the Surviving Notes will be replaced with the Offering Price.

Stockholder Approval. Under the Fifth Amendment, the Company is required to seek stockholder approval (the “Stockholder Approval”) in accordance with the rules of the Nasdaq Stock Market (the “Listing Rules”) of (A) the issuance of the Shares issuable upon exercise of (x) the Public Offering Warrants and the Public Offering Pre-Funded Warrants sold in the Offering and (y) the Private Placement Securities that, in the aggregate for clauses (x) and (y) above, are in excess of the maximum number of Shares permitted to be issued without such approval under the Listing Rules (which amount is equal to 19.99% of the total number of Shares outstanding immediately following the Notes Conversion and immediately prior to the closing of the Offering and/or the Private Placement), (B) the amendment to the conversion price of the Surviving Notes described above, (C) the elimination of the provision in the Existing Keep Well Agreement that prohibited the issuance of Shares upon the conversion of any Keep Well Note or the exercise of any warrant issued under the Keep Well Agreement to the extent that, immediately after giving effect to the issuance of any such shares, Acuitas Capital would beneficially own Shares representing more than 90% of the total number of Shares outstanding as of the time of such issuance, and (D) any other terms of the Offering, the Private Placement and/or the Fifth Amendment that require approval of the Company’s stockholders under the Listing Rules (collectively, the “Stockholder Approval Matters”).

Support Agreement. In connection with entering the Fifth Amendment, on October 31, 2023, the Company, Acuitas and Acuitas Capital entered into a support agreement (the “Support Agreement”), pursuant to which Acuitas and Acuitas Capital have agreed to vote the Shares they beneficially own in favor of the Stockholder Approval Matters. The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 99.23 and incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All amount of Shares, as well as the various exercise prices, conversion prices and similar amounts, reported in this Statement, reflect and give effect to the Company’s 1:6 reverse stock split, effective on July 27, 2023.

All percentages of Shares outstanding contained herein are based on 29,799,147 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 4,917,039 Shares issued and outstanding as of October 31, 2023, as disclosed to the Reporting Persons, (ii) an aggregate of 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital, and (iii) 17,845,069 Shares issuable to Acuitas Capital upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (assuming a conversion price equal to $0.90 per share, and without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 above.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 26,864,097 Shares, consisting of:

(i)	1,981,989 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital; and

(iii)	an aggregate of 17,845,069 Shares issuable to Acuitas Capital upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (assuming a conversion price equal to $0.90 per share, and without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion).

The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 90.15% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 26,864,097 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 26,864,097 Shares.

Assuming the exercise of all of the outstanding Keep Well Warrants (but not including any Keep Well Warrants that would be issuable to Acuitas Capital upon the withdrawal of the Escrowed Funds) and the conversion of the Keep Well Notes into Shares upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (as described below), each of the Reporting Persons would be deemed to have beneficial ownership of 44,709,166 Shares, consisting of:

(i)	1,981,989 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital;

(iii)	an aggregate of 17,845,069 Shares issuable to Acuitas Capital upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (assuming a conversion price equal to $0.90 per share, and without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion); and

(iv)	an aggregate of 17,845,069 Shares underlying the Conversion Warrants issuable to Acuitas Capital upon the initial Notes Conversion prior to the Stockholder Approval pursuant to the Fifth Amendment (assuming a conversion price equal to $0.90 per share, and without giving effect to any increase in the number of Shares subject thereto following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 above.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.22	Fifth Amendment to Master Note Purchase Agreement, dated as of October 31, 2023, by and among Ontrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC and the Collateral Agent named therein.

99.23	Support Agreement, dated as of October 31, 2023, by and among Ontrak, Inc., Acuitas Group Holdings, LLC and Acuitas Capital LLC”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 2, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer